Mines Richmont inc.

110, avenue Principale
Rouyn-Noranda, QC
J9X 4P2, CANADA

Tél. :   (819) 797-2465
Téléc. : (819) 797-0166
www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES ANNOUNCES NET EARNINGS OF $5 MILLION OR $0.32 PER SHARE IN 2003

MONTREAL, February 19, 2004 – In 2003, Richmont Mines' gold sales totalled 92,892 ounces, slightly less than the 102,690 ounces sold in 2002. The cash production cost for 2003 was US$240 per ounce compared with US$162 per ounce last year, mainly due to the increase in the value of the Canadian dollar as well as the lower grades of ore obtained at the Hammerdown and Beaufor mines. Revenues for 2003 were $50,309,041 compared with $51,775,810 in 2002. Net earnings for 2003 were $5,034,541, or $0.32 per share, compared with $7,072,568, or $0.46 per share, in 2002. Cash flow from operations was $10,900,358, or $0.68 per share, compared with $16,032,057, or $1.05 per share, in 2002.

For the fourth quarter ended December 31, 2003, revenues were $13,571,214 compared with $13,604,119 for the same period in 2002. Gold sales totalled 24,386 ounces produced at a cash cost of US$258 per ounce compared with 26,157 ounces at a cash cost of US$188 for the fourth quarter of 2002. Net earnings were $2,532,174, or $0.16 per share, compared with $49,317, or nil per share, during the fourth quarter of 2002. Cash flow from operations for the fourth quarter was $3,970,468, or $0.25 per share, compared with $3,249,268, or $0.21 per share, in 2002.

For 2003, gold sales from the Beaufor Mine in Quebec totalled 55,774 ounces produced at a cash cost of US$245 per ounce, compared with sales of 54,374 ounces at a cash cost of US$163 per ounce in 2002. As for the Hammerdown Mine in Newfoundland, it contributed sales of 37,118 ounces of gold produced at a cash cost of US$230, compared with sales of 48,316 ounces at a cost of US$159 per ounce in 2002. This increase in Richmont's production costs in 2003 reflects the appreciation of the Canadian dollar, as well as the fact that the grades obtained were closer to those of the reserves.

EXPLORATION

BEAUFOR

Exploration at the Beaufor Mine resulted in the replacement of the majority of the gold produced in 2003. Most of the new reserves identified are located in the lateral extensions of Zones B (53%) and C (25%). As of December 31, 2003, the proven and probable reserves of the Beaufor Mine stood at 1 million tons grading 0.23 ounces of gold per ton, for a total of 232,000 ounces. In addition to the reserves, resources totalled 845,800 tons grading 0.20 ounces of gold per ton, or 166,500 ounces. In 2004, a total of $1 million will be invested to drill Zones B, C, 8 and 32 laterally and at depth.

HAMMERDOWN

Based on its current proven and probable reserves, the Hammerdown Mine will remain in production until June 2004. Prior to then, Richmont Mines will carry out exploration work that may identify reserves and prolong the life of the mine. As of December 31, 2003, the proven and probable reserves of the Hammerdown Mine were estimated to be 45,000 tons grading 0.37 ounces of gold per ton, or 16,750 ounces. Resources stood at 33,900 tons grading 0.43 ounces of gold per ton, or 14,550 ounces.

EAST AMPHI

Having acquired the East Amphi property in December 2003, Richmont Mines plans to conduct a major exploration program on this property, located near Malartic in Quebec's Abitibi region. To this end, work has already begun on the pumping of the water in the pit and the preparation of the surface installations. Furthermore, a mining contractor has been selected to carry out the ramp excavation work, which is scheduled to begin before the end of February. A surface drilling program will begin in March and a major underground exploration program will then be undertaken, as soon as work on the access ramp is sufficiently advanced. Richmont Mines plans to invest a total of $7 million on exploration work at the East Amphi property in 2004.

WASAMAC

Richmont Mines announces that exploration resumed at the Wasamac property at the beginning of 2004. The $550,000 in exploration work carried out in 2003 allowed Richmont Mines to define inferred resources of 1 million tons grading 0.21 ounce per ton or 210,000 ounces of gold. This resource remains open and Richmont Mines plans a $500,000 exploration program in 2004. The objective for the Wasamac project is to define resources of approximately 3 million tons grading over 0.20 ounces of gold per ton.

ISLAND GOLD

Patricia Mining has initiated its $2.5 million exploration program on the Island Gold Property, located near Wawa, Ontario. The work scheduled to be done in 2004 includes surface drilling, the dewatering of the Lochalsh drift, underground drilling, as well as the lateral and vertical underground infrastructures. As announced when the agreement was signed in September 2003, Richmont Mines holds an option to acquire a 55% interest in this project by investing a maximum of $10 million over two years to bring the mine into commercial production.

VALENTINE LAKE

Richmont Mines also announces that a $150,000 exploration program has started on the Valentine Lake property, which is part of the due diligence period that will end on March 31, 2004. Bear in mind that Richmont Mines has an option to acquire a 70% interest in the Valentine Lake property by investing $2.5 million dollars in exploration work by October 31, 2007.

Also in Newfoundland, following its due diligence process, Richmont Mines has decided not to exercise its option to acquire the Stog'er Tight property.

MONIQUE

Beginning in March 2004, Louvem Mines Inc., a subsidiary in which Richmont Mines holds a 69% interest, plans to conduct a $250,000 exploration program on the Monique property. Louvem Mines Inc. owns an 81% interest in this property, which is located in the Val-d'Or mining camp, 15 kilometers east of the Beaufor Mine. The program will involve drilling to verify the extension at depth of the existing resources.

RESERVES AND RESOURCES[1]

The following table presents the reserves and resources of Richmont Mines' divisions as at December 31, 2003.

	Proven and Probable Reserves			Measured and Indicated Resources			Total Reserves and Resources		
	Tons	Grade	Ounces	Tons	Grade	Ounces	Tons	Grade	Ounces
Hammerdown	45,000	0.37	16,750	33,900	0.43	14,550	78,900	0.40	31,300
Beaufor	1,018,000	0.23	232,000	845,800	0.20	166,500	1,863,800	0.21	398,500
Francoeur				975,000	0.23	227,500	975,000	0.23	227,500
East Amphi				1,850,000	0.14	253,000	1,850,000	0.14	253,000
Total	**1,063,000**	**0.23**	**248,750**	**3,704,700**	**0.18**	**661,550**	**4,767,700**	**0.19**	**910,300**

OUTLOOK

Given the depletion of the reserves of the Hammerdown Mine, Richmont Mines plans to produce approximately 70,000 ounces of gold in 2004. Thanks to its advanced exploration properties, Richmont Mines is well positioned to increase its production in the years ahead. The Company is actively pursuing the development of its mining assets while continuing to seek new gold projects. Richmont Mines has no long-term debt and, as of December 31, 2003, had working capital of $31.2 million and only 16 million shares outstanding. The Company has no hedging contracts for gold.

Louis Dionne
President

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[1] **National Instrument 43-101**
The calculation of reserves and resources were prepared by qualified geologist as required by National Instrument 43-101, under the supervision of Mr. Jules Riopel, M.Sc. Geol., Principal Exploration Geologist, an employee of Richmont Mines.

FINANCIAL DATA

(CAN$)	Three-month period ended December 31		Year ended December 31	
	2003	2002	**2003**	2002
Revenues	**13,571,214**	13,604,119	**50,309,041**	51,775,810
Net earnings	**2,532,174**	49,317	**5,034,541**	7,072,568
Net earnings per share	**0.16**	-	**0.32**	0.46
Cash flow from operations before net change in non-cash working capital	**3,970,468**	3,249,268	**10,900,358**	16,032,057
Cash flow from operations before net change in non-cash working capital per share	**0.25**	0.21	**0.68**	1.05
Average selling price of gold per ounce	**US$392**	US$313	**US$370**	US$309
Weighted average number of common shares outstanding	**15,995,629**	15,608,061	**15,926,191**	15,339,497

(CAN$)	December 31, 2003	December 31, 2002
Working capital	**31,183,975**	29,756,077

PRODUCTION AND SALES DATA

		Three-month period ended December 31		
		Ounces of gold		Cash cost
	Year	Production	Sales	(per ounce sold)
Hammerdown	**2003**	**8,137**	**8,622**	**US$234**
	2002	9,061	12,054	US$181
Beaufor	**2003**	**14,628**	**15,764**	**US$271**
	2002	10,428	14,103	US$195
Total	**2003**	**22,765**	**24,386**	**US$258**
	2002	19,489	26,157	US$188

		Year ended December 31		
		Ounces of gold		Cash cost
	Year	Production	Sales	(per ounce sold)
Hammerdown	**2003**	**37,798**	**37,118**	**US$230**
	2002	47,470	48,316	US$159
Beaufor	**2003**	**54,803**	**55,774**	**US$245**
	2002	56,065	54,374	US$163
Total	**2003**	**92,601**	**92,892**	**US$240**
	2002	103,535	102,690	US$162

2002 average exchange rate: US$1 = CAN$1.5704
2003 average exchange rate: US$1 = CAN$1.4015

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For more information, contact:

Martin Rivard	Telephone:	(819) 797-2465
Executive Vice-President	Fax:	(819) 797-0166

Trading symbol: RIC	Listings:	Toronto – Amex
Web site: www.richmont-mines.com		